Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

The following is an excerpt of a transcript from an Aetna town hall:

Aetna

HR Town Hall

Tom Weidenkopf

[…]

So in terms of just some opening comments, I think the thing that’s 00:02:31 got to be on everyone’s mind is what’s the latest as it relates to CVS. And while I’d like to tell you that we have it all sort of planned and figured out, we really don’t; we’re at the very beginning of that journey. In fact, there’s a meeting tomorrow that I’ll be participating in where we’ll be meeting with the CVS integration team and an Aetna team to really plan the integration. 00:03:00 And so there haven’t been, and won’t be for another two or three weeks, big announcements on who’s going to be leading the integration and who’s going to be leading the sub-teams in terms of the functional and business areas. But that’s really what tomorrow’s planning session will be all about. But I can tell you just based on the agenda and preliminary work that we’ve done, I think you’ll find that it will look and feel a lot like what we went through with Humana. 00:03:28 the structure of the integration office and the teams and the sub-teams, and the charters and the work will be very similar, particularly as it relates to the support of the staff functions and HR in particular. 00:04:03 I think that the institution business in particular will not be as directly impacted, obviously by design. They’re buying a business that they don’t have, and if anything our job will be to protect the integrity of that business and make sure that that business stays focused on delivering its 2018 plan and objectives, and we don’t lose sight of customers and members in the process of doing this work. 00:04:32 So, a lot more still to come. 00:04:59. And so, we’ll be balancing the work of integration with the work of delivering on our objectives for 2018, but what it does mean is that we’re not going to be launching lots of new initiatives in 2018. 00:05:30 It’s going to feel more, I think, like the status quo to us and that’s okay.

[…]

tanya taupier

[…]

So, two asks of you as we get into 2018; something that I’m focused on but really working with our business to deliver an effective 2018 operating plan, and getting us well suited to hand over an organization to CVS pending close.

kay mooney

[…]

We believe the next frontier in healthcare is around holistic well being, far beyond the conventional notion that health is defined as the absence of illness. 00:40:34 You’ve heard Mark talk about it when he talked about the CVS deal. We’re trying to move the conversation and move our focus upstream on keeping people healthy, keeping them out of the healthcare system.

[…]

Finally, in terms of 2019 benefit strategy – Tom mentioned it – it’s really a status quo year with the CVS announcement. We have to run things in ordinary course. 00:48:33 So, that’s going to be more of a status quo year for us. All right? Thank you.

[…]

scott

Hey, Tom, Scott. You may not be able to answer this, but do you see talent movement between the organizations, assuming the organizations come together? And by that, I mean CVS and Aetna.

tom weidenkopf

So between Aetna and CVS? Yes, I definitely do. I think there will be certainly some things that have to be sorted in the integration planning process in terms of the new op model. But I think they’ve declared that Aetna, certainly – if you will – the insurance business will run as a subsidiary of CVS. But outside of the insurance business, the marketing capability, the digital capability, 00:57:46 the analytics; those are capabilities they have. They’re very interested in ours. So, how do those come together? You can see there will be opportunities I think across all the different support functions for there to be movement to have career paths become broader in terms of the size of the new entity. Maybe a little less clear in terms of what will happen in the insurance part of the business. But even as our insurance business continues to morph, 00:58:16 the community care model, the digital tools, what we do in the local market; you can just see over a period of time, as the strategy becomes a little more clearly articulated, there will be a great opportunity, I think, for talent to move between the two organizations.

[…]

Scott terrill

There was a lot of emphasis about how Humana and Aetna’s culture aligned when we were in that process. There hasn’t been much around CVS. Can you share any insights that you’ve gained about CVS’s culture?

tom weidenkopf

I don't have any. I honestly don’t. The only insight I have is having sat through – as part of the process, we did a management presentation to their team, and their team did a management presentation to our team. And so it’s fairly high level. It’s sort of 15 people on one side of the table and 15 people on the other side with slide decks. And the only thing I could glean that would be responsive to your question, which is a fair question; it’s I’m sure on a lot of people’s minds. 01:01:10 It’s that they shared their values. And their values and ours were very similar. And so at least as a sort of a starting point, it seemed like it was a good starting point. But we haven’t gotten into that. But we also know, and have highlighted it as a topic for the integration planning teams and how we’re going to engage in that. We’ll start mapping that out as early as tomorrow. 01:01:40 But there hasn’t been a ton of interaction with CVS, other than sort of the due diligence process, the negotiations process which actually was sort of carried into last week leading up to the filing of this document called the S-4. And now that that’s been filed, it’s on to planning the integration. So, we’re really at the very early stages.

[…]

I would just add that one of the strategic concepts of the combination of Aetna and CVS is to convert – and you’ve heard this – convert some percentage of their retail store footprint to this new concept that doesn’t exist today, called a health pavilion. That concept has to be more fully developed and designed. What we have to sort out is what are the new services that we could offer consumers in that local market or in a community. 01:03:23 But, hearing and audiology – hearing – and ophthalmology, vision, are big parts of the thinking of what could be offered in a health pavilion along with their Minute Clinic capability, infusion. 01:03:53 And so it kind of creates a new way of thinking about the provider network, if you will. We’ve heard Mark talk about we want to engage people in their homes. Well, what’s the next closest thing to their home? Ideally, it could be a CVS that’s converted into a healthcare pavilion. So, a lot more to come. 01:04:54 Okay. Well listen, thanks for – we’re going to give you a few minutes back. Thanks for joining us today. Thanks for all your questions. And I think the one thing I would just maybe want you to end on is if there’s one thing I’ve learned about Aetna employees and our team in HR, it’s that we’re a flexible and resilient bunch. And so be resilient, be flexible, be engaging and we’ll have a great year. Thanks, everyone.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.